Exhibit 6.3

TVPAGE, INC.

COMPENSATION POLICY FOR OFFICERS

Approved by the Company’s Board of Directors on January 30, 2022

1.	General

This document is intended to detail the policy of TVPAGE, INC. (the “Company”) regarding the compensation of the Company’s officers – specifically, the scope of the compensation, its components, and how such shall be determined.

The adoption of the Company’s compensation policy and its publication are in accordance with the provisions of Section 267A of the Israeli Companies Law-1999, and are intended to increase the transparency of the Company’s compensation of its officers and improve the ability of shareholders to express their opinion and impact the Company’s compensation policy.

It is hereby emphasized that this policy does not confer rights upon the Company’s officers, and there shall not be any right conferred upon any officer by virtue of the adoption of this compensation policy, to receive any of the compensation components specified in the compensation policy. The compensation components to which the officer shall be entitled shall only be those that are specifically approved for the relevant officer by the competent organs of the Company (the compensation committee, the board of directors and the general meeting, as the case may be, and subject to the provisions of any law).

In the event that an officer receives a compensation that is less than the compensation provided under this policy, such event shall not be considered an exception or deviation from this compensation policy, and thus their terms of employment shall not require the approval of the general meeting that is otherwise required in case of the bonus of employment terms that deviate from the compensation policy.

The compensation policy shall apply to compensation that shall be approved from the policy adoption date by the general meeting of the Company and onwards1. It is hereby noted that the compensation policy shall not adversely affect the Company’s existing engagements with officers.

The policy is worded in masculine gender for convenience only and is intended for women, men, and those individuals who identify as non-binary.

2.	Objectives of the compensation policy for officers

The Company’s compensation policy supports the achievement of the Company’s objectives and work plans with a long-term outlook and is intended to ensure that:

(a)	A high adequacy shall be created between the interests of the Company’s officers and those of the Company’s shareholders, given the size of the Company and the nature of its activities.

(b)	The policy shall contribute to the promotion of the Company’s objectives, work plans and policies with a long-term outlook.

(c)
The Company may recruit and retain senior executives who have the ability to lead the Company to business success and cope with the challenges it faces against market conditions and increasing competition.

(d)	Officers shall be motivated to achieve a high level of business performance without taking unreasonable risks.

(e)	A proper balance shall be created among various compensation components - fixed components versus variable components, short-term versus long-term and cash compensation versus Equity Compensation.

(f)
There should be a connection between the contribution of an officer to achieve the Company’s objectives and maximize its profits and its compensation from a long- term outlook and in accordance with the officer's position.

1 Officers may be entitled to fixed and variable compensation for 2021 in accordance with the provisions and restrictions set forth in this compensation policy.

3.	Compensation of officers in view of the Company’s values and business strategy

3.1	The ratio between the compensation of officers and the compensation of the other employees of the Company

At the time the compensation committee and the board of directors consider the approval of the terms of office and employment of an officer in the Company, they shall also examine, inter alia, the ratio between the cost of employment of the officer whose terms of employment are submitted for approval, and the average and median employment cost of other employees and contractors employed by the Company and shall examine the effect of the said relationship on the employment relationship in the Company, taking into account the nature of the Company, its size, the mix of manpower employed in the Company and the nature of its business.

3.2
As of the date of approval of the compensation policy, the ratio between the compensation cost of each of the Company’s officers and the average compensation cost of the other employees of the Company is approximately:

CEO – 1:2.2

Other officers – 1:2

As of the date of approval of the compensation policy, the ratio between the compensation cost of each of the Company’s officers and the median compensation cost of the other employees of the Company is approximately:

CEO – 1:3

Other officers – 1:3

3.3	The relationship between the Company’s business results and the compensation of officers

The Company’s policy is that the total compensation to the officers should be affected by the Company’s business results and the personal contribution of each manager to achieve these results. In principle, the higher the level of management, the greater the impact of each manager's business results and personal contribution to achieving these results should be on the manager's compensation. To this end, the higher the level of management, the Company’s ambition is that the weight of the variable compensation components of the total compensation package, the greater it shall be in the manner specified in this compensation policy.

4.	Principles of the Company’s perception and compensation policy

4.1	Perception of total compensation

The total compensation of the officers in the Company is composed of a number of components so that each component compensates the officer for a different component of his contribution to the Company:

4.1.1	Fixed component[2] - This component includes two sub-components: (a) base salary (salary); and (b) fringe benefits.

(a)
Base salary (salary) is purported to compensate the officer for the time he invests in the performance of his position in the Company and for the performance of day-to-day duties of the position on a daily basis. The base salary reflects, on the one hand, the skills of the officer (such as his experience, the knowledge he brings to the position, the expertise he has gained in his area of practice, education, professional credentials he has accumulated, and more) and the position requirements and responsibilities, on the other hand. The level of this salary shall also take into account the industry accepted salary base for similar positions and reflect the need to recruit and retain for senior positions of the Company high-level skilled and experienced officers.

(b)
Fringe benefits, some of which derive from the provisions of the law (such as social contributions, vacation days, sick leave, convalescence, etc.), some of which derive from customary practices in the labor market (such as study fund savings). and some are other customary fringe benefits such as health insurance including US health insurance for the Company’s employees employed there, savings/pension plan, car, telephone, communications services, newspapers, and professional literature, etc. Furthermore, the officers may be entitled to reimbursement of expenses incurred in the course of performing their duties, such as travel, accommodation and subsistence expenses, in accordance with the Company’s procedures. No maximum has been set in this regard.

4.1.2	Variable component - this component may include a performance-based component, as follows - a bonus; and/or variable Equity Compensation:

(a)
Bonus - this component is intended to compensate the officer for his achievements and contribution to the achievement of the Company’s objectives during the period for which the variable compensation is paid.

(b)
Equity Compensation - intended to link between maximizing the value for the Company’s shareholders, as reflected in the increase in value of the Company’s shares over time and the compensation bonused to the Company’s officers. This compensation creates closeness of interests between the officers and the shareholders and assists in creating motivation and retention of key officers in the Company.

In accordance with the Company’s policy, the weight of the variable component out of the total compensation package will be greater the more senior the manager is.

In order to ensure adequacy between all compensation components, when discussing the approval of each of the compensation components of an officer the remuneration committee and the board of directors shall be presented with all components of the compensation package of the officer.

2 To the extent that an officer is employed in the format of a service provider (as opposed to an employee), then the relevant fixed components, as stated in this compensation policy, shall be translated into the equivalent management fee values.

4.2	The ratio between the components of the total compensation package of the officers

The Annual Bonus is expressed in this policy as the product of a number of monthly salaries of the officer and is therefore a derivative of the salary in the fixed component (see Section 5.1 below). The maximum variable compensation (including the Annual Bonus and the Equity Compensation) for an officer shall not exceed 50% of the total compensation of the officer.

5.	Compensation components[3]

5.1	The fixed component (base salary (salary) + fringe benefits)

5.1.1	Determination of the salary

The salary for an officer shall be determined during the negotiations for his acceptance to the position in the Company and shall be within the range stated in section 5.1.2 below.

The level of salary to be determined within the aforesaid range shall reflect the skills (including education, professional experience, areas of expertise, etc.) of the designated officer and the level of his suitability to the requirements of the position he is intended to fulfill, his status and position, responsibility and reference to previous salary agreements, if any.

For the avoidance of doubt, the terms of office and employment of the officer shall be subject to the approval of the competent organs of the Company under applicable law.

5.1.2	Ceiling of monthly base salary

The gross monthly base salary (“Monthly Salary”) of officers in the Company (full time position)4 shall not exceed the range specified below:

Chairman	Up to $30,000[5]
CEO	Up to $30,000
Another officer in Israel	Up to $30,000
Another officer abroad	Up to $30,000

It is clarified that deviation of 25% from the above ranges shall not be deemed as exception or deviation from the provisions of the compensation policy.

3 All data in dollars in this document refer to US dollar.
4 In the case of a part time officer, the amounts shall be calculated proportionally according to the partialness of the position.
5 For full time active chairman. For a part time position, salary shall be determined proportionally to the scope of position.

5.1.3	Comparison with salary levels in the Company

Prior to determining the salary of a new officer, the following factors shall be taken into account as well as their expected effect on work relations in the Company and its management:

(a)	The salary ratio between the officer and the other officers in the Company.

(b)	The salary ratio between the officer and the other employees in the Company and contractors employed by the Company.

5.1.4	Principles of periodic salary review and its update

In order to enable the Company to retain officers in their positions over time, their fixed salary shall be examined annually. If necessary, a proposal to update the salaries of the officers (or any number of them) shall be proposed and shall be submitted to the Company’s competent organs for approval.

5.1.5	The fringe benefits

The fixed component of the employment conditions of the officers shall also include social benefits as is customary in the labor market and in accordance with company practice, such as vacation (including the possibility of accumulating vacation days and redeeming them before terminating an employee-employer relationship in accordance with the Company’s procedures), sick leave, convalescence pay, health insurance (including US health insurance for officers employed thereat), allocations for pension fund/ provident fund/managers’ insurance, study fund and disability insurance.

In addition, the Company’s officers are entitled to additional fringe benefits and which may also be grossed up by the Company for tax purposes, such as - car, telephone, communication services, press and professional literature, medical survey, professional liability insurance and membership fees at the relevant bureaus, professional training, relocation expenses, etc.

5.2	The variable compensation

5.2.1	The variable remuneration's components were designated to achieve several goals:

(a)
Conditioning part of the compensation to the officers upon achieving business goals and objectives which, in the long run, shall maximize value to the Company’s shareholders and create a common interest for the officers and shareholders.

(b)	Retention of officers in their positions for a long time.

(c)	Increasing the motivation of officers to achieve the Company’s objectives over time.

(d)	Adjusting part of the Company’s salary expenses to its performance and increasing its financial and operational flexibility.

5.2.2	Annual Bonus

The officers, as well as the CEO and/or an active chairman, if relevant, may be entitled to an Annual Bonus to be composed of a measurable annual bonus (the “Measurable Annual Bonus”) and/or a discretionary annual bonus (the “Discretionary Annual Bonus”). The Measurable Annual Bonus and the Discretionary Annual Bonus shall be referred to collectively in this document as the “Annual Bonus”. The Annual Bonus shall be determined according to an annual objectives plan to be approved by the compensation committee and the board of directors in advance for each year, and as close as possible to the approval of the Company’s work/budget plan. The annual objectives plan shall be in accordance with the principles stated below:

5.2.2.1	Measurable Annual Bonus:

An officer may be entitled to a Measurable Annual Bonus for a particular year provided that in the year for which the bonus is paid, the Company met in the first two years from the date of adopting this policy at least 70% of the annual revenue target as determined in the work plan approved by the Company’s board of directors based on the audited financial statements for that year, and after the said period, met at least 75% of the annual revenue target as determined in the work plan approved by the Company’s board of directors based on the audited financial statements for that year.

An objective bonus shall be defined in the annual bonus plan the (“Objective Bonus”).

Definition of indicators and targets for the bonus plan: the indicators and targets according to which the performance of the officers are measured for the purpose of determining the bonus amount, may include one or more of two types - company indicators and personal indicators, as detailed below:

(a)	Company indicators

Quantitative indicators of the Company’s performance such as: (a) financial indicators of the Company’s performance, including sales, net revenues after tax or pretax revenues, (based, inter alia, on the Company’s audited financial statements and/or its work plans) increase in share price, return on capital, additional capital and/or debt raisings; (b) additional growth indicators, including - growth in content, number of content views and growth in content producers. Each year, the compensation committee and the board of directors shall determine in advance in the annual bonus plan, at least one of the indicators contained in the above list (and the weight given to each company indicator). In accordance with the Company’s business plans for that year, for each of the indicators to be selected, objectives deriving from the Company’s business/budget plan for the year for which it shall be paid shall be determined.

In achieving results higher than the objectives to be set for the Company’s indicators, the Measurable Annual Bonus actually paid to the officer shall be higher than the Objective Bonus (up to 110% of the Objective Bonus), provided that the total Annual Bonus does not exceed in any case the ceilings set forth in Section 5.2.3 below.

(b)
The CEO’s Measurable Annual Bonus - the CEO’s Annual Bonus shall be determined entirely on the basis of the Company’s indicators only (without any personal performance indicators, and without the possibility of a discretionary bonus) to be determined by the compensation committee and the board of directors.

(c)
In relation to officers who are subordinate to the CEO - the weight of the Company’s indicators from the scope of the Measurable Annual Bonus shall be determined in each annual plan provided that it is not less than 75% of the Measurable Annual Bonus. For each of the Company’s indicators to be selected, objectives deriving from the Company’s business/budget plan for the year for which it shall be paid shall be determined. The performance targets in each indicator may be set by the CEO, unless otherwise stated by the board of directors.

(d)
Key Performance Indicators (KPIs) for officers who are subordinate to the CEO - shall be determined annually in advance by the CEO, unless the board of directors determines otherwise. The objectives shall be adapted to the position held by the officer and the Company’s work plan. For each such KPI, its weight from the total weight of the KPIs shall be determined. The weight of the KPIs from the scope of the Objective Bonus shall be determined in each annual plan.

5.2.2.2	Discretionary Annual Bonus

For an officer who is subordinate to the CEO – another officer (other than the CEO) may be entitled to a discretionary bonus that does not exceed 6 Monthly Salaries of the officer. This is subject to receiving an approval of the compensation committee and the board of directors of the Company. A bonus of up to 3 Monthly Salaries is possible with approval of the CEO only. The foregoing is subject the ceiling of the Annual Bonus as specified in the compensation policy below.

This bonus may come in lieu of or in addition to the measurable Annual Bonus as specified above.

Below is a table summarizing the ranges of possible weights for each measurement level (company/individual/discretionary):

	CEO	Officers who are subordinate to the CEO*
Company indicators	100%	5% - 25%
KPIs	-	5% - 25%
Discretionary (supervisor's evaluation)		5% - 50%

* notwithstanding the foregoing, the bonus to an officer who is subordinate to the CEO may be paid up to 3 Monthly Salaries (at most) based on discretion only.

5.2.2.3	Actual calculation manner of the bonus for officers

The bonus for each of the officers shall be determined according to the officer’s degree of compliance with the objectives in each of the indicators to be determined for him for the year for which the bonus is paid, as stated above, with the calculation being performed separately in relation to each indicator.

In relation to the Company’s indicators, the percentage calculation of the Objective Bonus for each level of performance of each of the indicators shall be performed linearly or by stages, or according to a performance scale defined for each indicator separately, as determined by the relevant organs of the Company.

It is clarified that for each indicator, a lower performance threshold and an upper performance threshold shall be determined separately.

5.2.3	Ceilings for the Annual Bonus

In any case, the total Annual Bonus (including the discretionary bonus, as applicable) shall not exceed for the CEO and for the other officers 6 gross Monthly Salaries (or a fixed monthly payment, as the case may be)6.

5.2.4	Reduction of the Annual Bonus

Annually, on or about the approval date of the annual financial statements, the degree of compliance with the objectives of each of the officers, as stated above, shall be calculated and the total bonus amount due to the officer accordingly.

The board of directors may reduce up to 20% of the total Annual Bonus of an officer for a particular year under special circumstances that justify at his discretion such reduction, such as - special market conditions or special circumstances related to the function of the officer. It should be emphasized that this reduction is not resulting from exceptional events related to integrity, ethics and circumstances allowing to deny severance pay - in which case the full bonus may be denied.

5.2.5	Possibility of returning sums from a bonus paid to officers

The officers shall return to the Company the bonus amount or part thereof in case it becomes clear in the future that the calculation of the bonus was made on the basis of data that turned out to be incorrect and were restated in the Company’s financial statements during a period of three consecutive annual financial statements after the bonus approval date. The return amount shall be part of the bonus paid due to the error.

The Company may offset the amount of the return due to it from any amount it must pay the officer (also in the event the employee's employment has ended) in the Company. In any case, the competent organs of the Company shall determine the timing, manner and conditions of such return.

5.2.6	New officer/officer who left the Company

An officer who joined the Company during the year may be entitled to the Annual Bonus (pro rata to his employment period in that year), provided he has worked in that year for at least 4 months. An officer who left the Company during the year may be entitled to the Annual Bonus (pro rata to his employment period in that year) if he actually worked in that year for at least 10 months, however the compensation committee and the board of directors may reduce the bonus as set forth above in the “Reduction of the annual bonus” section.

6 According to an average monthly salary in the year of bonus.

5.2.7	Additional Bonus

5.2.7.1	Equity compensation

In view of the inherent benefits of equity compensation plans as a tool for motivating and retaining executives, the Company may, from time to time, propose to its officers (excluding the chairman of the board of directors) to participate in an equity compensation plan, where the scope of the equity compensation depends on his position, status, achievements, etc. (“Equity Compensation”).

The Equity Compensation may be bonused in the form of options, performance-dependent options, or in the form of other equity compensation instruments that can be exercised or converted into ordinary shares of the Company (e.g., restricted share units, ordinary or performance-dependent share units or blocked shares provided that such equity instrument is a share-based payment. In such case, the following shall apply mutatis mutandis).

The Equity Compensation plan will be subject, inter alia, to the following restrictions:

(a)	Ceiling – the scope of the Equity Compensation (in terms of fair value on the bonus date) shall not exceed in any year (calculated linearly over the vesting years) the following ceilings[7]:

Chairman	Up to 6 Monthly Salaries
CEO	Up to 6 Monthly Salaries
Another officer	Up to 3 Monthly Salaries

(b)
Vesting period - the vesting period of the Equity Compensation shall not be less than 3 years until the vesting of the entire Equity Compensation, where the Equity Compensation may be divided into portions which shall vest in installments over those 3 years (or a longer period). Vesting conditions may also include provisions regarding the acceleration of vesting periods in appropriate cases resulting from a change in the control of the company or as a result of the termination of employment due to special circumstances such as disability or death.

(c)	Term of option – the period for exercising the options will be 10 years from the date of their allotment, or any shorter period, as required by law.

(d)
Exercise price - the exercise price of the Equity Compensation in the form of options to purchase the Company’s shares shall not be less than the higher of (a) the average price of the Company’s share on the Tel Aviv Stock Exchange during 30 trading days that preceded the bonus approval date, and (b) the share price on the bonus approval date. The exercise price may be updated in cases of dividend distribution and so forth.

The Company may provide an officer abroad with an interest-bearing loan as required by law, for the purpose of paying the exercise price and/or any other payment, including tax payments that may apply to the officer abroad as a result of bonusing options or other share-based instrument.

7 The indicated ceilings shall apply only to Equity Compensation grant in 2022 onwards.

6.	Compensation of directors, chairman of the board of directors

External directors and other directors of the Company (who do not serve as other officers of the Company) are entitled - subject to the approval of the competent organs of the Company, in accordance with the provisions of any law – to annual compensation (“Annual Compensation”) and compensation for attending the meetings in accordance with Companies Regulations (Rules Regarding Compensation and Expenses to External Director) - 2000 as may be from time to time up to the maximum amount permitted under these regulations including the option to pay compensation to an expert external director. The directors are also entitled to reimbursement of expenses in accordance with the above regulations and the provisions of any law. In addition, in the event the Company hits its target goals within 75% for a given year, each director (who is not an officer in the Company or the chairman of the board) shall receive, for such year, a bonus in the form of stock options (the “Bonus Options”) to purchase shares in the Company in the amount that equates to the Annual Compensation, in accordance with the Company’s stock option plan (the “Stock Option Plan”), at such exercise price and terms as shall be determined in accordance with the Stock Option Plan. The directors are entitled to receive from the Company the above compensation only and all other policy provisions shall not apply to them (unless expressly stated otherwise). The value of the equity compensation shall be calculated in terms of fair value on the bonus date in respect of the year of vesting (calculated linearly over the years of vesting).

The Company may employ an active chairman of the board for a fixed fee, provided that the annual salary cost (in respect of the fixed component) borne by the Company for such employment shall not exceed 75% of the CEO’s annual full-time salary. The actual payment shall be adjusted to the percentage of the position. It should be emphasized that a position of 40% or less may deviate from the above ratio. In addition, such chairman of the board may be entitled to fringe benefits such as mobile phone, communication services, press, etc. and reimbursement of expenses against presenting documents/receipts including travel expenses (including abroad) car, accommodation and subsistence allowance.

A director who is employed by the Company for a salary or who is entitled to a separate compensation from the Company (including the chairman of the board of directors) may not be entitled to directors’ compensation as long as he is employed for a salary or is entitled to a separate compensation as aforesaid.

7.	Conditions of termination of office

7.1	Prior notice

The chairman of the board is entitled to a prior notice period not exceeding 3 months. The CEO of the Company is entitled to a prior notice period not exceeding 6 months. The other officers are entitled to a prior notice period not exceeding 2 months. If an officer who is subordinate to the CEO has accumulated more than 3 years of seniority in the Company, he may be entitled to a prior notice period of up to 3 months. In the prior notice period, the officer is required to continue fulfilling his position unless the Company decides that he shall not be required to continue fulfilling his position and the officer is entitled to the continuation of all terms of office and employment during the prior notice period without change and termination of the employment relationship at the end of the prior notice period or shall receive payment for redeeming the prior notice period and then the employment relationship shall end immediately, as the case may be.

7.2	Transition period/retirement bonus

The competent organs of the Company may approve for the officer a transition period (in addition to the prior notice as stated above) and/or a retirement bonus that shall not exceed collectively the ceilings in the table below:

CEO	Up to 6 Monthly Salaries and up to 12 gross Monthly Salaries in the event of a change of control in the Company - conditional upon a minimum seniority of 3 years of working in the Company.
Another Officer	Up to 3 Monthly Salaries and up to 6 gross monthly salaries in the event of a change of control in the Company - conditional upon a minimum seniority of 3 years of working in the Company.

The transition period or retirement bonus shall be approved at the discretion of the competent organs, only for an officer who has met all the following conditions and after examining the terms of office and employment of the officer during his employment, performance and overall functioning and the Company’s performance in that period:

(a)	During the period of his employment he has made a substantial contribution to the promotion of the Company’s business;

(b)
The departure of the officer does not involve circumstances, at the discretion of the compensation committee and the board of directors, that justify the denial of severance pay under the law or agreement;

During the transition period, the officer is entitled to the full terms of employment to which he was entitled during his period of employment with the Company, excluding the Annual Bonus. The Company may redeem the transition period, in whole or in part. The balance of vacation days shall be deducted from the transition period, to the extent it is bonused.

7.3	Severance pay

The compensation committee and the board of directors (subject to the approvals required by law) shall determine within the terms of compensation of the officer the payments to be made to the officer upon the termination of employment in excess of severance pay under the law (including arrangements under Section 14 of the Severance Pay Law - 1961), subject to any applicable conditions.\

8.	Details of insurance arrangements, exemption and indemnification for officers

An officer in the Company (including a director) may be entitled, in addition to the compensation package as stated in this compensation policy and subject to the approval of the competent organs of the Company, to liability insurance, POSI (Public Offering Securities Insurance), indemnification and exemption, and coverage of professional liability insurance subject to the provisions of any law.

For liability insurance for directors and officers of the Company and its subsidiaries, the liability limits of the said insurance policy shall not exceed the sum of US dollars 5 million per occurrence for the insurance period plus reasonable legal expenses beyond the liability limits. The insurance shall be extended to include Entity Coverage for Securities Claims for security claims.

A POSI policy also includes coverage for directors and officers of the Company in respect of their liability in connection with an IPO of the Company’s shares or the issuance of additional shares. The liability limits in any such insurance policy shall not exceed the sum of $5,000,000 per occurrence and for the period.

The indemnification amount to be provided by the Company by virtue of liability for indemnification, to all directors and other officers in the Company cumulatively, for a financial liability imposed on them in favor of another person by a judgment, shall not exceed the higher of: (1) 25% of the capital attributed to the Company’s shareholders according to the most recent consolidated financial statements (annual or quarterly) known before the actual payment; or (2) $5,000,000.

9.	Approval of immaterial change in the terms of employment of officers who are subordinate to the CEO

Immaterial changes in the terms of office and employment of an officer who is subordinate to the CEO shall require the approval of the CEO only, provided that the updated terms of office and employment of the officer do not exceed the ceilings and provisions of the compensation policy; for this purpose, “immaterial change” shall mean a change of up to 10% per year of the total cost of the officer's8 total compensation. It is hereby emphasized that: (a) the materiality of the change shall be examined compared to the total cost of total compensation originally approved by the compensation committee and the board of directors; and (b) the materiality of the change shall be cumulatively examined so that the changes approved by the CEO only in relation to a particular office shall not exceed 25% cumulatively for the entire policy period of the total cost of total compensation originally approved by the compensation committee and board of directors.

8 It should be noted that the bonus for officers is in terms of salaries and therefore is, among other things, a derivative of the amount of the salary (see Section 5.2 of the policy). Accordingly, an increase in the salary of the officer shall also affect the absolute amount in dollars of the bonus (but not the number of salaries the bonus constitutes). It is clarified, for the avoidance of doubt, that the aforesaid derivative effect shall not be taken into account for the purpose of calculating the materiality of the change.